EXHIBIT 12.1
STATEMENT OF CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expenses; and (d) preference security dividend requirements of consolidated subsidiaries.

						Qtr Ended
	28-Dec	3-Jan	2-Jan	31-Dec	30-Dec	31-Mar

	2001	2002	2003	2004	2005	2006

(in thousands)
EARNINGS:

LOSS BEFORE INCOME TAXES AND MINORITY INVESTMENT	$(18,510)	$(7,898)	$(7,162)	$(10,246)	$(9,958)	$(3,155)
INCOME/(LOSS) FROM EQUITY INVESTEE	389	36	11	(191)	158	(5)

EARNINGS BEFORE FIXED CHARGES	$(18,121)	$(7,862)	$(7,151)	$(10,437)	$(9,800)	$(3,160)

FIXED CHARGES

INT EXP (INC AMORT OF DEBT COSTS)	640	579	322	215	170	41
ESTIMATED INTEREST WITHIN RENTAL EXPENSES	367	367	400	400	400	103

TOTAL FIXED CHARGES	1,007	946	722	615	570	144

TOTAL EARNINGS	(17,114)	(6,916)	(6,429)	(9,822)	(9,230)	(3,016)

FIXED CHARGES	1,007	946	722	615	570	144

RATIO OF EARNINGS TO FIXED CHARGES(1)	—	—	—	—	—	—

(1)	For the fiscal years ended December 28, 2001, January 3, 2003, January 2, 2004, December 31, 2004, December 30, 2006, and the three months ended March 31, 2006, our earnings were insufficient to cover fixed charges by $18.1 million, $7.9 million, $7.2 million, $10.4 million, $9.8 million and $3.2 million, respectively.